# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAC Copper Ltd, CIK 0001950246
CUSIP: G60409110
Title of class of securities: CHESS Depositary Interest (CDI)
Address of issuer's principal executive offices: 3RD FLOOR, 3RD FLOOR, ST. HELIER, Jersey (Y9), JE4 9WG
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-074052
Filed by CIK 0001730896

## Reporting persons
- United Super Pty Ltd in its capacity as Trustee for the Construction & Building Unions Superannuation Fund: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 1,340,250; shared voting power 0; sole dispositive power 1,340,250; shared dispositive power 0; aggregate amount beneficially owned 1,340,250 (1.6% of the class)

## Item 1. Issuer
Name of issuer: MAC Copper Ltd
Address of issuer's principal executive offices: 3RD FLOOR, 3RD FLOOR, ST. HELIER, , JE4 9WG.

## Item 2. Person Filing
Name of person filing: United Super Pty Ltd (ABN 46 006 261623), as trustee for the Construction and Building Unions Superannuation Fund (ABN 75 493 363 262) (Cbus or the Reporting Person)
Address of principal business office or, if none, residence: The registered address of each of United Super Pty Ltd and Cbus is Level 22, 130 Lonsdale St, Melbourne, Victoria 3000, Australia.
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,340,250
Percent of class: 1.6
Sole power to vote or to direct the vote: 1,340,250
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,340,250
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- United Super Pty Ltd in its capacity as Trustee for the Construction & Building Unions Superannuation Fund: Shirlee Chan, Head of Investment Risk and Compliance (08/05/2025)